Exhibit 10.1

Escalade, Incorporated

P.O. Box 889, Evansville, IN47706-0889

817 Maxwell Avenue, Evansville, IN 47711

T: (812) 467-4449 F: (812)467-1303

www.escaladeinc.com

March 30, 2020

Mr. Scott Sincerbeaux

8698 Laurel Ridge Drive SE

Alto, MI 49302

Re: Offer of Employment as CEO and President of Escalade, Incorporated

Dear Scott:

We are pleased to offer you the positions of Chief Executive Officer and President of Escalade, Incorporated (“Escalade” or the “Company”). We are excited about the prospect of you joining Escalade and look forward to your vision and leadership in guiding our Company to achieve its goals.

The following provides the terms and conditions of your employment offer (this “Offer Letter”):

1.	Start Date. Your employment will commence on April 27, 2020, or such other date as we may mutually agree upon (the “Start Date”). Prior to your Start Date, you and the Company agree to work together to onboard you to the Company, as your time permits. No compensation shall be made for the period ahead of the Start Date, however, your travel costs will be reimbursed by the Company. On the later of your Start Date or the 2020 Annual Meeting of the Company’s Stockholders (currently scheduled for May 13, 2020), the Board of Directors also will appoint you as director to fill the vacancy that will be created upon the Company’s current Chief Executive Officer’s retirement from the Board.

2.	Reporting Relationship. You will report directly to Escalade’s Board of Directors.

3.	Base Salary. Your starting annualized base salary will be $435,000 which will be pro-rated for the Company’s 2020 fiscal year. Your base salary in 2021 will be set by the Compensation Committee of Escalade’s Board of Directors but shall not be reduced below $435,000. Salary will be paid in accordance with the Company’s normal payroll practices and will be subject to legally required tax withholdings.

4.	Annual Bonus. Beginning on your Start Date, you will be eligible to participate in the Company’s Annual Profit Improvement Plan (the “PI Plan”). Your PI Plan cash bonus target for fiscal year 2020 is $300,000, which will not be pro-rated and will not be scaled up or down relative to the Company’s performance in fiscal year 2020. Your PI Plan cash bonus in 2021 and in future years will be determined by the Compensation Committee in accordance with and at the same time as bonus determinations are made for the Company’s other executive officers. Such future bonuses may include performance and/or other conditions established by the Board, which may result in the actual payout of your target bonus to be scaled up or down based on the extent to which such conditions may be satisfied.

5.	COVID-19 Special Circumstances. As everyone is aware, current economic conditions in the U.S. and globally are highly uncertain as of the date of this Offer Letter. A number of companies have announced plans whereby their executive officers and other highly paid employees will receive reduced compensation to alleviate the adverse consequences that those companies are suffering directly or indirectly as a result of the COVID-19 pandemic. While the Company’s Board of Directors has no current plan to enact similar measures, the Board must reserve the right to adjust compensation for its executive officers and other highly paid employees if ultimately such a determination would be in the best interests of the Company and its stockholders. If the Board would do so, you agree that your compensation as set forth in Sections 3 and 4 above will be subject to the same proportionate reduction and to the same terms as are applicable to the Company’s other executive officers. Any reduction in compensation shall cease once the annual financial performance of the Company reaches the level equal to the 2019 annual performance. In addition, you will have the opportunity to earn back all salary adjustments once the Company achieves a mutually agreed upon level.

6.	Equity Grants. Effective on your Start Date, you will be eligible to participate in the Company’s 2017 Incentive Plan.

a.	Initial Restricted Stock Units. On your Start Date, the Company will grant you $290,000 worth of restricted stock units (“RSUs”) to be settled one-for-one in shares of Escalade common stock. The number of RSUs to be granted shall be determined based on the trailing 30-day volume weighted average trading per share prices of Escalade common stock on The Nasdaq Stock Market ending on the Start Date. Sixty percent (60%) of these RSUs will vest solely based on time as long as your employment with the Company is continuing, with such 60% vesting one third on March 4, 2021, one third on March 4, 2022, and one third on March 4, 2023. The other forty percent (40%) of these RSUs will vest in the same percentages and on the same dates as specified in the previous sentence if you are employed by the Company on such dates and certain performance targets are satisfied. These performance targets will be mutually agreed upon by you and the Company’s Compensation Committee prior to your Start Date. If your Start Date is substantially delayed past April 27, 2020, then the vesting dates may be adjusted as determined by the Compensation Committee, but no later than each anniversary of your Start Date.

b.	Initial Restricted Stock Award. On your Start Date, the Company will grant you a one-time award of 35,000 shares of restricted Escalade common stock, with 40% of such shares to vest on the first anniversary of your Start Date, 30% on the second anniversary of your Start Date, and 30% on the third anniversary of your Start Date, provided that you are employed by the Company on the applicable vesting date.

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c.	Future Grants. It has been the practice of the Board of Directors and the Compensation Committee to make annual grants of equity incentives to the Company’s executive officers and key employees. We anticipate continuing such practice, including annual grants to you as the Company’s Chief Executive Officer and President, in such amounts and having such terms as determined by the Board of Directors and Compensation Committee. Such grants may be in the form of RSUs, restricted stock, stock options, or other similar incentives as authorized by the Company’s 2017 Incentive Plan.

d.	Other Incentive Plans. You will be eligible to participate in any and all other Company incentive plans that the Board of Directors may create from time to time in which the Company’s executive officers are eligible to participate.

7.	One-Time Signing Bonus. Upon commencement of your employment with the Company on your Start Date, the Company will pay you a one-time lump sum of $80,000 to help you cover your transition costs. The Company will make this payment to you no later than the date on which you receive your first paycheck from the Company.

8.	Severance Benefits. In the event your employment with the Company is terminated, you will be eligible for the severance benefits according to the terms of the Executive Severance Agreement attached hereto as Exhibit A (the “Executive Severance Agreement”). The Company and you will enter into the Executive Severance Agreement effective as of your Start Date.

9.	Benefits. You will be enrolled in the Company’s standard health and welfare benefit programs generally applicable to similarly situated executives upon your Start Date, subject to the eligibility requirements of such plans. In addition to the Company’s group life and accidental death and dismemberment insurance, you will be eligible to purchase additional voluntary term life insurance in such coverage amounts as you may elect from time to time. The Company annually will pay the premium for term life insurance provided by the Company having a death benefit in the amount of $50,000. You will be eligible to receive five weeks of vacation annually, prorated for 2020. The Company reserves the right to change or amend its benefit plans it offers to employees at any time, but you will be entitled to participate in such plans as are then offered by the Company.

10.	Relocation. Your place of employment with the Company shall be at the Company’s principal executive offices located in Evansville, Indiana. We understand that due to compelling family circumstances you and your family will not be able to relocate immediately, provided, however, you do agree that you will relocate your permanent residence to the Evansville, Indiana area on or about June 30, 2022. As separately being agreed, the Company will reimburse you for your relocation expenses based on actual costs incurred (including costs incurred before your Start Date) in an aggregate amount up to $233,000 to assist you in your move from Alto, Michigan to Evansville. You further agree that prior to moving your permanent residence to the Evansville, Indiana area, you will work from the Company’s principal executive offices in Evansville, Indiana each work week, Monday through Friday, except for travel otherwise required to conduct your duties as Escalade’s Chief Executive Officer and President.

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11.	No Prior Agreements. You represent and warrant (a) that you are not bound by any agreement with any previous employer or other party that you would breach by accepting employment with the Company or performing your duties as an employee of the Company or that would otherwise limit your ability to perform such duties, and (b) that, in the performance of your duties with the Company, you will not utilize or disclose any confidential information in breach of an agreement with a previous employer or any other party. You further agree to indemnify the Company for any damages, losses, or expenses that the Company may incur for any breaches of the representations and warranties set forth in this Section 11.

12.	Nature of Employment. Your employment with the Company is on an “at-will” basis, meaning that either you or the Company may terminate the employment relationship at any time, for any reason, with or without cause and with or without notice, subject to the severance provisions set forth in the Executive Severance Agreement. In addition, this Offer Letter sets out the initial terms of your employment with the Company, which shall be valid and binding upon you and the Company, but is not intended to create an ongoing contract of employment for any specific duration between you and the Company.

13.	Company Policies. As a Company employee, you will be expected to comply with and be bound by the operating policies, procedures, practices and rules and regulations of the Company. You will also be expected to sign and comply with our Code of Ethics and our Insider Trading Policy. You also agree that, during the term of your employment with the Company, you will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which the Company is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to the Company.

14.	Governing Law. This Offer Letter and all actions taken relating hereto shall be governed as to validity, construction, interpretation and administration by the laws of the State of Indiana and applicable federal law, without regard to the choice of law provisions thereof.

15.	Arbitration. Any dispute that may arise between the Company and you, including but not limited to this Offer Letter, shall be settled by binding arbitration in accordance with the Employment Arbitration Rules of the American Arbitration Association and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof. Any and all such arbitrations shall take place in Evansville, Indiana.

16.	Indemnification and Directors’ and Officers’ Liability Insurance. The Company shall indemnify you for your acts and omissions as a director and officer of the Company to the maximum extent permitted under the laws of the state of incorporation of the Company. During the term of your employment and for three years following your termination of service, the Company will use its commercially reasonable efforts to maintain directors’ and officers’ liability insurance that will cover you for your acts and omissions taken or made during the time that you serve in such capacity or capacities; provided, however, that Escalade may substitute for its existing policy a policy of at least the same coverage and amounts containing terms and conditions which are not less advantageous than Escalade’s existing policy and that in no event shall Escalade be required to expend in any one year an amount in excess of 125% of the annual premiums currently paid by Escalade for such insurance.

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17.	Acceptance of Offer Letter. To indicate your acceptance of this Offer Letter, please sign and date this letter in the space provided below and return it to the Company no later than March 31, 2020. A duplicate original is enclosed for your records. This Offer Letter sets forth the initial terms of your employment with the Company and supersedes any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement, signed by the Chairman of the Compensation Committee and by you.

This Offer Letter is also conditioned upon you passing a background and reference check which includes credit and court records, and passing a physical exam which includes drug testing, the results of which are acceptable to Escalade. Upon commencement of employment, it will also be necessary for you to furnish I-9 proof of U.S. employment eligibility.

We hope that you find the aforementioned terms for this position acceptable and we enthusiastically look forward to working with you in your new role at Escalade.

[Signatures on next page]

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Sincerely,

ESCALADE, INCORPORATED

By:	/s/EDWARD E. WILLIAMS
Name:	Edward E. Williams
Title:	Compensation Committee Chairman And Director

Accepted and agreed to as of March 30, 2020.

/s/SCOTT SINCERBEAUX
Scott Sincerbeaux

[Signature Page to Offer Letter]

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EXHIBIT A

Executive Severance Agreement

See attached.

[Incorporated by reference from Exhibit 10.2 to the Form 8-K to which this Exhibit 10.1 is attached.]

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